A.G.P. / Alliance Global Partners

590 Madison Ave., 28th Floor

New York, NY 10022

April 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Palatin Technologies, Inc. Registration Statement on Form S-1 File No. 333-286280

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 10, 2025, in which we, as Lead Placement Agent for the proposed offering by Palatin Technologies, Inc. (the “Company”), joined the Company’s request for acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) for April 14, 2025 at 5:00 p.m., Eastern Time. We and the Company are no longer requesting that such Registration Statement be declared effective at that time, and we hereby formally withdraw our request for acceleration of the effective date of the Registration Statement at that time.

Very truly yours, A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director